                                 CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                           For the month of March 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No              X
                   -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                 (Registrant)




Date: March 30, 2005                By  /s/  JAIME ALBERTO VELASQUEZ B.
                                             ----------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title: Vice President of Finance

                  Medellin, March 28, 2005.



                    RESOLUTIONS OF THE GENERAL SHAREHOLDERS'

                             MEETING OF BANCOLOMBIA



     Today, the General Shareholders' Meeting of BANCOLOMBIA approved the merger agreement signed by BANCOLOMBIA, CONAVI and CORFINSURA, on February 28, 2005.



          In accordance with the merger agreement:



     1. The combination process will be accomplished through two successive steps: the spin-off of Corfinsura, and afterwards, the merger of the Entities.

     2. The Entities will combine through a merger, in which Bancolombia will be the surviving entity, while CORFINSURA and CONAVI will merge with and into BANCOLOMBIA.


     3. The Merger between the Entities will be completed once the spin-off of Corfinsura is completed. Corfinsura will spin off part of its investment portfolio, especially in the non-financial sector, together with a portion of its shareholders' equity and liabilities in order to form a non-financial company. In accordance with the foregoing, the merger will remain subject to the condition that Corfinsura's spin-off is completed beforehand. The spin-off of Corfinsura was considered for purposes of the valuation of the entities and the corresponding applicable exchange ratio.


     4. For all legal purposes, other than effectiveness in respect of third parties, the date of the merger will be the date that the merger agreement is incorporated in a public deed signed by the parties and the notary public (the "Record Date"). On the same day, CONAVI and CORFINSURA will be dissolved without being liquidated and, by virtue of law, BANCOLOMBIA will acquire all assets, rights and liabilities of CONAVI and CORFINSURA. In any case, the merger will be effective with respect to third parties upon the filing of the public deed in the public commercial record.


     5. Consequently, BANCOLOMBIA will issue additional shares to exchange with the shareholders of CONAVI and CORFINSURA, as recorded in the share record book on the Record Date. Such shares will be ordinary or non-voting preferred shares, at the election of the shareholders of CONAVI and CORFINSURA, in accordance with the established exchange ratio.


     6. In accordance with the independent technical study by BNP Paribas S.A., under the engagement of BANCOLOMBIA, CONAVI and CORFINSURA and adopted by the Boards of Directors of the Entities, shareholders of CONAVI will receive one share of BANCOLOMBIA for every 115.39184295 shares of CONAVI, and shareholders of CORFINSURA will receive one share of BANCOLOMBIA for every 1.48709574 shares of CORFINSURA. The foregoing values were considered fair by Credit Suisse First Boston, the firm engaged by BANCOLOMBIA to render its fairness opinion.


     7. Once the merger is completed, BANCOLOMBIA will comply with capital requirements and margin of solvency ratios required by law and will continue to offer its services in the open market.


     8. After the merger is completed, BANCOLOMBIA will assume the pending payment of dividends declared by the General Shareholders' Meetings of CONAVI and CORFINSURA, taking into account the exchange ratio with each entity. In no event will this dividend be higher than BANCOLOMBIA's ordinary dividend on its common shares. CONAVI and CORFINSURA will be obligated to transfer to BANCOLOMBIA the necessary amounts in order to comply with such obligation.


     9. Upon completion of the merger, the financial statements of the Entities on the last day of the calendar month preceding the Record Date will be used for the balance sheets of the surviving entity. In the financial statements of BANCOLOMBIA, the merger will be recorded in accordance with the instructions provided by the Superintendecy of Banking at the time.

Today, we have been informed that the General Shareholders' Meeting of CORFINSURA has approved its spin-off and the subsequent merger of the remaining company with CONAVI and BANCOLOMBIA, in accordance with the terms described above.

Additionally, the General Shareholders' Meeting of CONAVI approved the aforementioned merger agreement today.

The Entities will undertake the necessary procedures to obtain the required authorizations with the purpose of completing the combination process. For this reason, they will notify the Colombian Superintendency of Banking of this fact, in compliance with the "Estatuto Organico del Sistema Financiero" (Decree 663 of 1993, as amended).

     In accordance with the financial statements of the Entities at December 31, 2004 that served as base for the merger, the principal figures are the following:

                                 Bancolombia           Corfinsura after the           Conavi (1)
                                                             spin-off
---------------------------------------------------------------------------------------------------------
Assets                           13,847,438                  3,259,717                 4,650,779
---------------------------------------------------------------------------------------------------------
Liabilities                      11,903,472                  2,789,588                 4,248,219
---------------------------------------------------------------------------------------------------------
Shareholders' Equity              1,943,966                    470,129                   402,560
---------------------------------------------------------------------------------------------------------
Net income                          430,807                     76,732                    61,596
---------------------------------------------------------------------------------------------------------
                                                                          (in millions of Colombian Pesos)

     (1) The net income of CONAVI corresponds to a six month period ended at December 31, 2004.


     The preceding numbers do not take into account the distribution of profits for the last period, nor the elimination of the positions the Entities hold in one another. The final accounting record of the merger will be made on the date of its completion, in compliance with the regulation in force, general accepted accounting principles and the instructions of the Superintendency of Banking.

Medellin, March 28, 2005.

              ISSUANCE OF SHARES OF BANCOLOMBIA FOR PURPOSES OF THE
               EXCHANGE WITH SHAREHOLDERS OF CONAVI AND COFINSURA

In today's meeting, the General Shareholders' Meeting of BANCOLOMBIA, in accordance with the proposition presented by the Board of Directors of the Bank, resolved to authorize the issuance of up to one hundred and fifty two million (152,000,000) common shares or non voting preferred shares of BANCOLOMBIA, for the purposes of the share exchange with CORFINSURA and CONAVI's shareholders, as a result of the merger, in accordance with the exchange ratio set forth in the merger agreement signed by the entities.

     According to the Merger Agreement that was approved in the same meeting, the issuance will be subject to the following:


     1. From the business day following the completion of the merger, by way of the corresponding public deed, and for the three month period following completion of the merger, the shareholders of CONAVI and CORFINSURA will be able to choose the class of shares of BANCOLOMBIA, common or non voting preferred, to be received in the exchange, without exceeding the limit established in article 61 or law 222 of 1995.

     2. With respect to CONAVI's or CONFINSURA's shares that do not amount to at least one share of BANCOLOMBIA in the exchange:

     - Shareholders of CONAVI will be able to transfer among themselves fractions of shares that result from the exchange, in order to obtain whole numbers of BANCOLOMBIA's shares. Likewise, shareholders of CORFINSURA will be able to transfer among themselves fractions of shares that result from the exchange, in order to complete whole numbers of BANCOLOMBIA's shares.

     - The value of the remaining fractions will be paid in cash to the shareholders, in accordance with BNP Paribas S.A.'s study.

     3. CONAVI and CORFINSURA's shareholders shall visit FIDUCOLOMBIA S.A.'s offices or BANCOLOMBIA's offices that will be determined for such purpose, complete the corresponding forms and present the relevant stock certificates. For the exchange of stock certificates deposited with DECEVAL1, the procedure established in the regulations of such institution will be applied.

     4. Once the foregoing requirements have been met, BANCOLOMBIA will issue the relevant number of common shares or preferred shares that corresponds to such shareholder, in its name, within 10 business days following the presentation of the respective request.


--------------
(1) Deposito Centralizado de Valores de Colombia S.A.

     5. Following the three month period beginning upon completion of the merger, BANCOLOMBIA will proceed to exchange the shares of CONAVI and CORFINSURA, that's holders have not exercised the option indicated in numeral 2, for common shares; for such purpose BANCOLOMBIA: (a) will issue the certificates that correspond to such shareholders and will include the records in the respective book, and (b) will place at disposal of shareholders, in the offices of FIDUCOLOMBIA S.A. and BANCOLOMBIA which are chosen for such purpose, the amounts equal to the value of the remaining shares of CONAVI and/or CORFINSURA that are not equivalent to the amount of one share of BANCOLOMBIA.

     6. The shares that's issuance have been authorized and that are not actually exchanged will return to the reserve.

     7. The Board of Directors of BANCOLOMBIA shall be authorized to interpret this resolution and resolve any issues arising under the exchange of the shares.

Medellin, March 28, 2005.


                    INCREASE IN THE AUTHORIZED CAPITAL STOCK

Today, the General Meeting of Shareholders of BANCOLOMBIA approved the proposition presented by the Board of Directors of the entity, for an increase in the authorized capital stock of the Bank by 330,000,000 shares with a total nominal value of Colombian pesos 165,000,000,000. This decision will increase the authorized capital stock from Colombian pesos 335,000,000,000 to Colombian pesos 500,000,000,000.


The purpose of this increase is to provide for the exchange of shares necessary for the completion of the merger with CONAVI and CORFINSURA and, additionally, to maintain a prudent reserve that allows Bancolombia to satisfy future capitalization needs.

In accordance with the foregoing, the General Meeting of Shareholders approved the corresponding amendment to article 7 of BANCOLOMBIA's bylaws, as follows:

"Article 7. Authorized Capital: The authorized capital of Bancolombia S.A. is five hundred billion Colombian pesos (COP 500,000,000,000), divided into one billion (1,000,000,000) shares with a nominal value of five hundred pesos (COP 500.00) each."

          Medellin, March 28, 2004.



                       ELECTION OF THE BOARD OF DIRECTORS



          By letter dated February 18, 2005, and taking into account the combination of BANCOLOMBIA, CORFINSURA and CONAVI, the Bank's principal and alteranate directors decided to allow the General Meeting of Shareholders elect a new Board of Directors.

          Additionally, Mr. Federico Echavarria Restrepo, has presented his resignation as alternate member of the Board of Directors, by letter dated September 9, 2004.


The General Meeting of Shareholders considered the proposal and decided to ratify the principal directors of the Board and make some changes to the alternate directors of the Borrad of Directors, leaving the members of the Board of Directors for the remaining of the period ending on year 2006, as follows:


Principals                                     Alternates

Mr. Juan Camilo Ochoa Restrepo                 Mr. Luis Mariano Sanin Echeverri
Mr. Carlos E. Piedrahita Arocha                Mr. Luis Alberto Zuleta Jaramillo
Mr. Jose Alberto Velez Cadavid                 Mr. German Botero Arango
Mr. Gonzalo Alberto Perez Rojas                Mr. Carlos Mario Giraldo Moreno
Mr. Ricardo Sierra Moreno                      Mr. Alejandro Gaviria Uribe

March 28, 2005.


DISTRIBUTION OF PROFITS


     Today the General Meeting of Shareholders of BANCOLOMNBIA approved the distribution of profits proposed by the Bank's Board of Directors.


In accordance with such proposal, the General Meeting of Shareholders approved, with respect to the profits earned by the Bank for fiscal year 2004 and after complying with the necessary legal reserve and creating a mandatory reserve for the valuation of its investment portfolio, a dividend of Colombian pesos 94 per share per quarter, for a total of Colombian pesos 376 per year, payable after April 12, June 30, September 30 and December 30, 2005.

The General Meeting of Shareholders also approved the creation of a reserve for future dividend distributions.

March 28, 2005.

APPROVAL OF FINANCIAL STATEMENTS

The General Meeting of Shareholders of BANCOLOMBIA S.A. held today, approved the individual and consolidated financial statements of the entity for the year ended December 31, 2004, and their respective notes.